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                                                                    EXHIBIT 3.03

                             AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                      OF
                              ISONICS CORPORATION

                                   ARTICLE I

            The name of this corporation is:  Isonics Corporation.

                                  ARTICLE II

            The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                                  ARTICLE III

            The aggregate number of shares of capital stock which this corporation shall be authorized to issue is Thirty Million (30,000,000), which shall consist of:

                   (a) Twenty Million (20,000,000) shares which shall be designated as Common Stock; and

                   (b) Ten Million (10,000,000) shares which shall be designated as Preferred Stock.


                                  ARTICLE IV

            The shares of this corporation's Preferred Stock may be issued from time to time in one or more series as the Board of Directors may from time to time determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges, and restrictions granted to or imposed upon, any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolution of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series prior to or subsequent to the issuance of shares of that series.

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                                   ARTICLE V

            (a)  Liability of Directors.  The liability of directors of the
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corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.

            (b)  Indemnification.  The corporation is authorized to provide
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indemnification of agents (as defined in Section 317 of the California
Corporations Code) through Bylaw provisions, agreements with agents, votes of shareholders or disinterested directors, or otherwise, to the fullest extent permissible under California law.

            (c)  Amendment, Modification.  Any amendment, repeal or
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modification of any provision of this Article V shall not adversely affect any right or protection of an agent of this corporation existing at the time of such amendment, repeal or modification.